Filed by Westvaco Corporation
                           pursuant to Rule 425 under the Securities Act of 1933
                                  and deemed filed pursuant to Rule 14a-12 under
                                         the Securities and Exchange Act of 1934

                                          Subject Company:  Westvaco Corporation
                                                      Commission File No. 1-3013



The following message was sent as an email to the employees of Westvaco Corporation ("Westvaco") and was posted on Westvaco's intranet site on October 16, 2001:



Message from John Luke, Jr.
Tuesday, October 16


Preparation to combine Mead and Westvaco into a dynamic new enterprise continues at a rapid pace. Several teams have begun to meet to develop plans to create the new MeadWestvaco. Last week, Human Resources and Information Technology began this process, and this week Finance, Legal, Public Affairs and Communications, Coated Papers, and Purchasing and Logistics teams will begin their work. The process used by these teams is a good one, and team members have already begun to identify significant operational synergies.

We passed one significant milestone late yesterday when we received word that the U.S. Justice Department has completed its antitrust review of our proposed merger. This positive development keeps us on schedule to launch MeadWestvaco by the end of calendar 2001 and begin quick implementation integration plans now being developed by our joint teams.

Other regulatory reviews are also proceeding in a timely fashion. On October 5th, our two companies filed a draft registration statement with the Securities and Exchange Commission (SEC). The SEC has 30 days to comment upon the filing. After we receive approval from the SEC, a prospectus and proxy statement will be mailed to all Mead and Westvaco shareholders seeking approval of the transaction.

In my last message, I noted that a comprehensive communications process engaging all Westvaco employees would support our integration work. You now have multiple ways to ask questions and obtain the latest information about the process for bringing two great companies together. A toll-free number, 866-227-6441, is now active where you can record a question or comment. In addition, we now have a special Intranet link to a MeadWestvaco site from Westvaco Home. This site contains an archive of all integration messages, information about our Integration Teams and answers to frequently asked questions. You may also submit questions to the site via the intranet.

I urge everyone to use our new communications tools, as well as approach your department manager or any senior manager with questions or comments about the merger. Successfully bringing Mead and Westvaco together requires the very best from our organization. Working together, we can strongly position this new enterprise to benefit its customers, shareholders and employees.

Until closing we continue to operate as independent companies. Click here to view Antitrust Statement.

To view guidance to investors required by the Securities and Exchange Commission, click here.

ANTITRUST STATEMENT

The integration effort will involve a number of people from both Mead and Westvaco. However, until the merger actually occurs, it is important for everyone to remember that Mead and Westvaco remain independent companies subject to all the rules of conduct between separate companies, such as antitrust laws. Accordingly, between now and the actual merger, employees should continue to behave toward Mead as they would any other company in the industry, and continue to make business decisions independently in Westvaco's best interests. Only employees specifically authorized to work on an integration team should be in contact with their counterparts at Mead. Pricing, costs, customer needs and the like should not be discussed by anyone. If you have questions, please refer to the Antitrust and Unfair Competition section in the Westvaco Compliance Handbook, or contact the Law Department.


GUIDANCE TO INVESTORS REQUIRED BY THE SEC

                             Additional Information

The Mead Corporation ("Mead") and Westvaco Corporation ("Westvaco") have filed with the SEC a registration statement on Form S-4 on behalf of MW Holding Corporation containing a preliminary joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC BECAUSE THEY CONTAIN IMPORTANT INFORMATION ON THE PROPOSED TRANSACTION. Investors may obtain the documents free of charge at the SEC's website (www.sec.gov). In addition, documents filed with the SEC by Mead or Westvaco with respect to the proposed transaction may be obtained free of charge by contacting The Mead Corporation, Mead World Headquarters, Courthouse Plaza Northeast, Dayton, Ohio 45463, Attention: Mark Pomerleau, Director of Investor Relations (tel.: (937) 495-3456), or Westvaco Corporation, One High Ridge Park, Stamford, Connecticut 06905, Attention: John W. Hetherington (tel.:
(203) 461-7500). INVESTORS SHOULD READ THE JOINT PROXY STATEMENT/PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISION.

Mead and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Mead shareholders. The directors and executive officers of Mead include: John G. Breen, Duane E. Collins, William E. Hoglund, James G. Kaiser, Robert J. Kohlhepp, John A. Krol, Susan J. Kropf, Raymond W. Lane, Sue K. McDonnell, Timothy R. McLevish, Ian Millar, Heidi G. Miller, Lee J. Styslinger, Jr., Jerome F. Tatar and J. Lawrence Wilson. Collectively, as of January 31, 2001, the directors and executive officers of Mead beneficially owned less than 1% of the outstanding shares of Mead's common stock (excluding shares subject to options). Shareholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Westvaco and its directors and executive officers may be deemed to be participants in the solicitation of proxies from Westvaco stockholders. The directors and executive officers of Westvaco include: Michael E. Campbell, Dr. Thomas W. Cole, Jr., David F. D'Alessandro, Richard B. Kelson, Douglas S. Luke, James A. Buzzard, Jane L. Warner, Richard A. Zimmerman, John A. Luke, Jr., Robert C. McCormack, David E. McIntyre, Karen R. Osar and Wendell L. Willkie, II. Collectively, as of November 30, 2000, the directors and executive officers of Westvaco beneficially owned less than 1% of the outstanding shares of Westvaco's common stock (excluding shares subject to options). Stockholders may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus.

Certain statements in this document and elsewhere by management of the company that are neither reported financial results nor other historical information are "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such information includes, without limitation, the business outlook, assessment of market conditions, anticipated financial and operating results, strategies, future plans, contingencies and contemplated transactions of the company. Such forward-looking statements are not guarantees of future performance and are subject to known and unknown risks, uncertainties and other factors which may cause or contribute to actual results of company operations, or the performance or achievements of each company, or industry results, to differ materially from those expressed, or implied by the forward-looking statements. In addition to any such risks, uncertainties and other factors discussed elsewhere herein, risks, uncertainties and other factors that could cause or contribute to actual results differing materially from those expressed or implied for the forward-looking statements include, but are not limited to, events or circumstances which affect the ability of Mead and Westvaco to integrate successfully and achieve the anticipated benefits of the transaction; competitive pricing for each company's products; changes in raw materials; energy and other costs; fluctuations in demand and changes in production capacities; changes to economic growth in the U.S. and international economies, especially in Asia and Brazil; government policies and regulations, including, but not limited to those affecting the environment and the tobacco industry; and currency movements. Mead and Westvaco undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future events or otherwise. Investors are advised, however, to consult any further disclosures made on related subjects in each Company's reports filed with the SEC.